02019654

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
Washington, D.C. 20549

3-13-02

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8- 38977

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vontobel Securities Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Bahnhofstrasse 3
(No. and Street)

RECD S.E.C.
MAR 0 4 2002
535

Zurich	Switzerland	8022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hanspeter Schiegg, CEO — 01141 1 283 74 31
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young Ltd.
(Name — *if individual, state last, first, middle name*)

Brunnhofweg 37	Berne	Switzerland	3001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hanspeter Schiegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vontobel Securities Ltd., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]

Signature

Chief Executive Officer

Title

____

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Official Legalization

Seen for authentication of the foregoing signature, recognized in our presence by

Mr. Hanspeter SCHIEGG, Swiss citizen of Steckborn/TG, in Opfikon, who is identified by identity card,

and who is entered in the Register of Commerce of the Canton of Zurich as holder of power to sign per procura jointly by two for the

Vontobel Securities Ltd, with registered headoffice in Zürich.

Zurich, this 12th day of December 2001
BK no. 8213/vw
Fr. 30.--

NOTARIAT ZÜRICH (ALTSTADT) * Kt. ZÜRICH *

Notariat Zürich (Altstadt)

E. Schindler,
Notariats-Assistentin

REPORT OF INDEPENDENT AUDITORS

STATEMENT OF FINANCIAL CONDITION
Year ended December 31, 2001

Vontobel Securities Ltd, Zurich

ERNST & YOUNG

ERNST & YOUNG

Ernst & Young Ltd
Brunnhofweg 37
P.O. Box
CH-3001 Berne

Phone +41 58 286 61 11
Fax +41 58 286 68 47
www.ey.com/ch

REPORT OF INDEPENDENT AUDITORS

to the Board of Directors and Stockholder of

Vontobel Securities Ltd, Zurich

We have audited the accompanying statement of financial condition of Vontobel Securities Ltd. (the "Company") as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vontobel Securities Ltd. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Berne, February 28, 2002
me3/svq/wbi

Ernst & Young Ltd

Christoph Meister
Certified accountant

i.V. Reinhold Sturny

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2001
Convenience translation into US dollars (Note 1)

	2001 CHF	2001 USD
ASSETS		
Cash and cash equivalents	1'307'905.27	787'752.38
Securities owned, at fair value	2'220'226.80	1'337'244.35
Accounts receivable	48'297.35	29'089.53
Income taxes receivable	435'714.98	262'431.48
Total ASSETS	4'012'144.40	2'416'517.74
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Bank overdraft	2'184.80	1'315.91
Accrued expenses	765'807.55	461'246.49
Total LIABILITIES	767'992.35	462'562.40
Shareholder's equity	3'244'152.05	1'953'955.34
Total LIABILITIES AND SHAREHOLDER'S EQUITY	4'012'144.40	2'416'517.74

The accompanying notes are an integral part of these financial statements.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

Note 1 – Summary of significant accounting policies

Nature of business

Vontobel Securities Ltd (the Company) is a wholly-owned subsidiary of Vontobel Holding Ltd; both are incorporated in Zurich, Switzerland. The Company operates as a registered broker / dealer, primarily in European securities, in the United States through a branch office in New York. It has a brokerage and service agreement with Bank Vontobel Ltd, Zurich (the Bank), an affiliated company, whereby the Bank executes transactions and provides related clearing, custodial and administrative services.

Basis of presentation

The Company's primary reporting currency is that of its parent, Swiss Francs. This financial statement is expressed in US dollars for the readers' convenience based on the exchange rate as of December 31, 2001 of CHF 1.6603 / USD 1.00. This convenience translation should not be construed as representation that the Swiss Francs amounts could be converted to US dollars at that rate.

Fair value of financial instruments

The Company's securities owned are carried at market value. Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables, and accrued expenses) approximates their carrying value, as such financial instruments are short term in nature, bear interest at current market rates or are subject to frequent repricing.

Use of estimates in the preparation of financial statements

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash flows

For purposes of the statement of financial condition, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities transactions

Securities owned, which consist of foreign stocks, are recorded on a trade date basis and carried at market value.

Note 2 – Retained earnings – legal reserve

In accordance with the Swiss Code of Obligation a legal reserve of USD 709'510 (Sfr 1'178'000) has been retained, of which USD 602'301 (Sfr 1'000'000) is non distributable.

Note 3 – Related party transactions

Company cash accounts in the amount of USD 228'949 (Sfr 380'124) are held at the Bank. The Company also has a receivable against the Bank of USD 3'085 (Sfr 5'122).

The Company has an overdraft of USD 1'316 (Sfr 2'185) due to the Bank.

Note 4 – Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to applicable net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had applicable net capital (as defined) of USD 720'311 of which USD 620'311 was in excess of its required net capital (as defined) of USD 100,000. The Company's net capital ratio (as defined) was 0.64 to 1.

Note 5 – Financial instruments with off balance sheet risks

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party. The Company does not anticipate nonperformance by customers or counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk.

Note 6 – Retirement plan

The Company's Swiss employees are members of the Bank's defined contribution retirement plan whereas a foreign employee makes part of the saving's and pension plan of an affiliate in the United States of America.